Exhibit 99.1

UROPLASTY REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER OF FISCAL 2012

~Net sales increase 53% to $4.7 Million~
~Sales to U.S. customers grow 78% driven by a 72% increase in Urgent® PC and an 82% increase in Macroplastique®~
~401 Active Urgent PC customers in the first quarter set new quarterly record~
~Conference call today at 4:30 p.m. ET~

MINNEAPOLIS, MN, July 28, 2011 – Uroplasty, Inc. (NASDAQ: UPI), a medical device company that develops, manufactures and markets innovative proprietary products to treat voiding dysfunctions, today reported financial results for the first quarter of fiscal 2012 ended June 30, 2011.

Global sales grew 53% to $4.7 million in the fiscal first quarter ended June 30, 2011, compared with $3.0 million in the fiscal first quarter a year ago. The increase reflects continued strength in U.S. sales, which increased 78% in the quarter ended June 30, 2011 from the prior year’s fiscal first quarter. The increase in U.S. sales was a result of both a 72% increase in sales of the Urgent PC Neuromodulation System and an 82% increase in sales of Macroplastique.

Urgent PC sales were $1.5 million in the quarter ended June 30, 2011, compared with $0.9 million in the same quarter last year. The number of active Urgent PC customers in the U.S. increased to 401 in this year’s first quarter from 346 in last year’s fourth quarter and establishing a new quarterly record for active customers.

The growth in Urgent PC sales is a direct consequence of the increased availability of reimbursement for Urgent PC treatments using the Category I CPT® code for posterior tibial nerve stimulation (PTNS) that became available in January 2011. Ten of the 13 regional Medicare carriers and a number of private payers have confirmed coverage under the new code and the Company believes that the reimbursement rates are favorable for treatment using the device.

The growth in sales of Macroplastique was also a significant contributor to the increase in U.S. sales. Macroplastique sales in the U.S. were $1.3 million in the quarter ended June 30, 2011, compared to $0.7 million during the same quarter last year. Contributing to this increase was the announcement by a former competitor that they were exiting the bulking market.

“Our fiscal first quarter reflects the increasing adoption and utilization of our Urgent PC System, as well as strength in sales of Macroplastique as we aggressively pursue a short-term opportunity to capture market share,” said David Kaysen, President and CEO of Uroplasty, Inc. “Acceptance of Urgent PC is growing, as demonstrated by the increasing number of active customers. The number of lead set boxes sold increased from 1,668 in the fiscal fourth quarter of 2011 to 1,985 in the fiscal first quarter of 2012.”

“Last week we announced that Health Care Service Corporation (HCSC), the second largest Blue Cross Blue Shield affiliate and the fourth largest private payer in the U.S., will cover PTNS therapy using the Urgent PC Neuromodulation System beginning August 1, 2011. HCSC covers approximately 13 million lives in Texas, Illinois, New Mexico and Oklahoma,” Mr. Kaysen indicated. “We were also pleased that BlueCross BlueShield of Nebraska, covering approximately 668,000 lives, initiated coverage beginning May 18, 2011. This brings the total number of persons covered by insurance that provides reimbursement for PTNS treatments, including both Medicare coverage and private payer coverage, to approximately 115 million.”

“Sales of Macroplastique, particularly in the U.S., were a significant factor in our sales growth during the quarter. With the exit of a major competitor, we have a short window of opportunity to present the benefits of our product and gain new customers for Macroplastique. Our efforts during the quarter were very successful and established a new sales record for Macroplastique. We anticipate continued growth in sales of this product in the U.S. over the next few quarters,” continued Mr. Kaysen.

Net sales to customers outside of the U.S. for the fiscal first quarter ended June 30, 2011 totaled $1.8 million, an increase of 25% from $1.4 million in the same quarter last year. Excluding the impact of foreign exchange translation, sales outside the U.S. increased by approximately 11%.

“Although our operating loss increased during the first quarter, it was well within our expectations, particularly given our continued expenditures as we expand our U.S. direct sales organization and internal staff to support this field organization,” added Mr. Kaysen. The operating loss for the fiscal first quarter ended June 30, 2011 was $1.3 million compared with $926,000 in the prior year quarter. The operating loss, excluding non-cash charges for share-based compensation and depreciation and amortization expense, of $934,000 in the fiscal first quarter increased from approximately $566,000 in the year ago quarter. “We have invested heavily in our sales force and expect that investment to help fuel the growing use of the Urgent PC product in the future,” noted Mr. Kaysen. “We ended the quarter with over $18 million in cash and cash investments and expect this cash, much of which was raised in last year’s public offering, to be sufficient to finance our expansion.”

“The fiscal first quarter was a good start to the new fiscal year and we look forward to continued execution of our growth initiatives. We have expanded our sales force and today have a field staff of 39 employed sales representatives, five regional sales directors and four reimbursement managers. This sales staff is focused on reaching new physicians to demonstrate the benefits of Urgent PC, and Macroplastique. With what we believe is a significant market opportunity, a solid sales team, and products that clinical studies have demonstrated are effective and safe, we believe we are well positioned to generate strong sales growth and improved bottom line results during the fiscal year,” Mr. Kaysen concluded.

Conference Call
Uroplasty will host an audio conference call today at 3:30 pm Central, 4:30 pm Eastern, to review the financial results for the first quarter ended June 30, 2011. David Kaysen, President and Chief Executive Officer, and Medi Jiwani, Vice President, Chief Financial Officer and Treasurer, will host the call. Individuals wishing to participate in the conference call should dial 877-941-8609. An audio replay will be available for 30 days following the call at 800-406-7325 (domestic) or 303-590-3030 (international), with the passcode 4455479#.

About Uroplasty, Inc.
Uroplasty, Inc., headquartered in Minnetonka, Minnesota, with wholly-owned subsidiaries in The Netherlands and the United Kingdom, is a medical device company that develops, manufactures and markets innovative proprietary products for the treatment of voiding dysfunctions.  Our focus is the continued commercialization of our Urgent PC Neuromodulation System, the only FDA-cleared system that delivers posterior tibial nerve stimulation for the office-based treatment of overactive bladder and the associated symptoms of urgency, frequency and urge incontinence.

We also offer Macroplastique Implants, an injectable urethral bulking agent for the treatment of adult female stress urinary incontinence primarily due to intrinsic sphincter deficiency. For more information on the company and its products, please visit Uroplasty, Inc. at www.uroplasty.com.

Forward-Looking Information
This press release contains forward-looking statements that reflect our best estimates regarding future events and financial performance. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our anticipated results. We discuss in detail the factors that may affect the achievement of our forward-looking statements in our Annual Report on Form 10-K filed with the SEC. In particular, we cannot be certain that we will ever achieve sustained profitability, that the rate of reimbursement for PTNS treatments will be adequate to justify the cost of our product, that other Medicare carriers or private payers will provide coverage for this treatment or that existing carriers and payers will not change their coverage decisions, or that any of the other risks identified in our 10-K will not adversely affect our expectations as described in these forward-looking statements.

CPT is a registered trademark of the American Medical Association.

For Further Information: Uroplasty, Inc. David Kaysen, President and CEO, or Medi Jiwani, Vice President, CFO, and Treasurer 952.426.6140	EVC Group Doug Sherk/Jenifer Kirtland (Investors) 415.568.4887 Chris Gale (Media) 646.201.5431

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED Consolidated Statements of Operations
(Unaudited)

	Three Months Ended
	June 30,
	2011	2010

Net sales	$4,653,123	$3,035,499
Cost of goods sold	709,566	510,696

Gross profit	3,943,557	2,524,803

Operating expenses
General and administrative	1,021,858	850,509
Research and development	455,760	400,629
Selling and marketing	3,594,142	1,988,526
Amortization	212,315	210,768
	5,284,075	3,450,432

Operating loss	(1,340,518)	(925,629)

Other income (expense)
Interest income	17,834	13,628
Interest expense	—	(1,947)
Foreign currency exchange gain (loss)	5,308	1,790
	23,142	13,471

Loss before income taxes	(1,317,376)	(912,158)

Income tax expense	13,931	17,150

Net loss	$(1,331,307)	$(929,308)

Basic and diluted loss per common share	$(0.06)	$(0.06)

Weighted average common shares outstanding:

Basic and diluted	20,629,000	15,307,000

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30, 2011	March 31, 2011

Assets
Current assets:
Cash and cash equivalents & short-term investments	$14,050,660	$14,084,150
Accounts receivable, net	2,032,268	2,085,262
Inventories	714,089	677,960
Other	445,662	348,100
Total current assets	17,242,679	17,195,472

Property, plant, and equipment, net	1,228,182	1,210,542
Intangible assets, net	1,523,226	1,725,136
Long-term investments	4,229,328	5,508,701
Deferred tax assets	90,296	87,031
Total assets	$24,313,711	$25,726,882

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$564,957	$658,107
Current portion – deferred rent	35,000	35,000
Income tax payable	13,473	6,901
Accrued liabilities:
Compensation	1,169,252	1,597,657
Other	344,863	247,451

Total current liabilities	2,127,545	2,545,116

Deferred rent – less current portion	68,465	77,272
Accrued pension liability	525,907	475,845

Total liabilities	2,721,917	3,098,233

Total shareholders’ equity	21,591,794	22,628,649

Total liabilities and shareholders’ equity	$24,313,711	$25,726,882

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended
	June 30,
	2011	2010
Cash flows from operating activities:
Net loss	$(1,331,307)	$(929,308)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	274,102	284,053
Loss on disposal of equipment	5,996	192
Amortization of premium on marketable securities	11,656	—
Share-based consulting expense	1,449	6,664
Share-based compensation expense	130,352	69,603
Deferred income taxes	(1,462)	(2,147)
Deferred rent	(8,807)	(8,807)
Changes in operating assets and liabilities:
Accounts receivable, net	68,193	18,935
Inventories	(35,090)	(127,155)
Other current assets	(96,533)	(76,681)
Accounts payable	(94,797)	90,699
Accrued liabilities	(329,364)	(7,086)
Accrued pension liability, net	42,082	37,788
Net cash used in operating activities	(1,363,530)	(643,250)

Cash flows from investing activities:
Proceeds from maturity of marketable securities	4,250,059	500,000
Purchases of marketable securities	(3,840,016)	(3,000,000)
Purchases of property, plant and equipment	(71,865)	(40,519)
Purchase of intangible assets	(10,405)	—
Proceeds from sale of property, plant and equipment	1,000	—
Net cash provided by (used in) investing activities	328,773	(2,540,519)

Cash flows from financing activities:
Net proceeds from exercise of warrants and options	126,550	2,211,250
Net cash provided by financing activities	126,550	2,211,250

Effect of exchange rate changes on cash and cash equivalents	5,575	(29,969)

Net decrease in cash and cash equivalents	(902,632)	(1,002,488)

Cash and cash equivalents at beginning of period	6,063,573	2,311,269

Cash and cash equivalents at end of period	$5,160,941	$1,308,781

Supplemental disclosure of cash flow information:
Cash (paid) received during the period for income taxes	$(8,968)	$8,034

Non-GAAP Financial Measures:  The following table reconciles our operating loss calculated in accordance with accounting principles generally accepted in the U.S. (GAAP) to non-GAAP financial measures that exclude non-cash charges for share-based compensation, and depreciation and amortization expenses from gross profit, operating expenses and operating loss.  The non-GAAP financial measures used by management and disclosed by us are not a substitute for, or superior to, financial measures and consolidated financial results calculated in accordance with GAAP, and you should carefully evaluate our reconciliations to non-GAAP.  We may calculate our non-GAAP financial measures differently from similarly titled measures used by other companies.  Therefore, our non-GAAP financial measures may not be comparable to those used by other companies.  We have described the reconciliations of each of our non-GAAP financial measures described above to the most directly comparable GAAP financial measures.

We use these non-GAAP financial measures, and in particular non-GAAP operating loss, for internal managerial purposes and incentive compensation for senior management because we believe such measures are one important indicator of the strength and the operating performance of our business.  Analysts and investors frequently ask us for this information.  We believe that they use these measures to evaluate the overall operating performance of companies in our industry, including as a means of comparing period-to-period results and as a means of evaluating our results with those of other companies.

Our non-GAAP operating loss during the three months ended June 30, 2011 and 2010 was approximately $934,000 and $566,000, respectively.

		Expense Adjustments
Three-Months Ended	GAAP	Share-based Compensation	Depreciation	Amortization	Non-GAAP
June 30, 2011
Gross Profit	$3,944,000	$5,000	$8,000		$3,957,000
% of sales	85%				85%
Operating Expenses
General and administrative	1,022,000	(74,000)	(40,000)		908,000
Research and development	456,000	(8,000)	(3,000)		445,000
Selling and marketing	3,594,000	(45,000)	(11,000)		3,538,000
Amortization	212,000			(212,000)	—
	5,284,000	(127,000)	(54,000)	(212,000)	4,891,000

Operating Loss	$(1,340,000)	$132,000	$62,000	$212,000	$(934,000)

June 30, 2010
Gross Profit	$2,525,000	$4,000	$16,000		$2,545,000
% of sales	83%				84%
Operating Expenses
General and administrative	850,000	(25,000)	(38,000)		787,000
Research and development	401,000	(7,000)	(2,000)		392,000
Selling and marketing	1,989,000	(40,000)	(17,000)		1,932,000
Amortization	211,000			(211,000)	—
	3,451,000	(72,000)	(57,000)	(211,000)	3,111,000

Operating Loss	$(926,000)	$76,000	$73,000	$211,000	$(566,000)